Exhibit 99.1

MAMMA.COM INC.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec H2Y 1S1

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
June 7, 2006
SOLICITED BY MANAGEMENT

The undersigned shareholder of MAMMA.COM INC. (the “Corporation”) hereby appoints David Goldman, Executive Chairman of the Corporation or, failing him, Daniel Bertrand, CFO and Executive Vice President of the Corporation, or failing him, Guy Fauré, President and Chief Executive Officer or instead of any of the foregoing ___________________________________ as proxy to attend and vote for the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation (the “Meeting”) to be held on June 7, 2006 and at any adjournment(s) or postponement(s) thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournment(s) or postponement(s) and, without limiting the generality of the foregoing, hereby grants authority as set forth below.

The shares of the Corporation represented by this Proxy shall be voted as follows:

1.    [    ]    VOTE FOR        WITHHOLD VOTE    [    ]

For the election of directors named in the accompanying Information Circular.

2.    [    ]    VOTE FOR        WITHHOLD VOTE    [    ]

For the appointment of RSM Richter LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3.    [    ]    VOTE FOR        WITHHOLD VOTE    [    ]

For the increase of the maximum number of options available under the option plan to 1,400,000 options.

4.     At the Proxy’s discretion, upon any amendments or variations to matters specified in the Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS/HER JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAME OF MANAGEMENT’S NOMINEES.

A proxy will not be valid unless a completed, signed and dated form of proxy is delivered to the Corporation, or its agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, no later than the day preceding the meeting or any adjournment thereof.

NOTE:

1.	A person appointed as proxy holder to represent a shareholder need not be a shareholder of the Corporation.

2.	If the shareholder is a corporation, a duly authorized officer or attorney thereof must execute this proxy.

3.	This proxy revokes and supersedes all proxies of earlier date.

DATED this _____________ day of ___________________, 2006.

_________________________________________
Name of Shareholder (Please Print)

_________________________________________
Signature of Shareholder